New Gold Announces Closing of $300 Million Senior Notes Offering; Extends Maturity to 2025

(All dollar figures are in US dollars unless otherwise indicated)

May 18, 2017 – New Gold Inc. ("New Gold") (TSX:NGD) (NYSE MKT:NGD) today announces that it has completed its offering of $300 million aggregate principal amount of 6.375% Senior Notes due 2025 (the "Notes"). New Gold intends to use the net proceeds from the offering of the Notes, together with cash on hand, to fund the redemption of its outstanding $300 million 7.00% Senior Notes due 2020 on or about June 3, 2017.

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable Canadian and U.S. securities legislation. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of New Gold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks discussed in the risk factors section in New Gold's latest annual information form. Although New Gold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. New Gold does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

For further information, please contact:

Julie Taylor
Director, Corporate Communications
and Investor Relations
Direct: +1 (416) 324-6015
Email: info@newgold.com